Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Breezy Swimwear Inc.
8762 SW 133rd ST.
Miami, FL 33176
www.breezyswimwear.com

Up to $1,070,000.00 in Non-Voting Common Stock at $2.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Breezy Swimwear Inc.
Address: 8762 SW 133rd ST., Miami, FL 33176
State of Incorporation: DE
Date Incorporated: May 06, 2020

Terms:

Equity

Offering Minimum: $10,000.00 | 5,000 shares of Non-Voting Common Stock
Offering Maximum: $1,070,000.00 | 535,000 shares of Non-Voting Common Stock
Type of Security Offered: Non-Voting Common Stock
Purchase Price of Security Offered: $2.00
Minimum Investment Amount (per investor): $100.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

<u>Investment Incentives and Bonuses*</u>

Time-Based:

Friends and Family Early Birds

Invest within the first 72 hours and receive additional 15% bonus shares.

Super Early Bird Bonus

Invest within the next two weeks (after first 72 hours) and receive an additional 10% bonus shares.

Early Bird Bonus

Invest within the following two weeks (after completion of Super Early Bird) and receive an additional 5% bonus shares.

Amount-Based:

Tier 1 | $150

One (1) Breezy Color Changing Swimsuit (available for both men/women.)

Tier 2| $500

One (1) Breezy Color Changing Swimsuit + (1) Breezy Beach Towel + 10% Lifetime Discount (available for both men/women.)

Tier 3 | $1,000

One (1) Breezy Beach Bundle which includes (1) Breezy Hat, (1) Breezy Waterbottle, (1) Breezy Towel, (1) Color Changing Breezy Swimsuit (available for both men/women.) + 15% Lifetime Discount.

Tier 4 | $2,500

One (1) Breezy Beach Bundle which includes (1) Breezy Hat, (1) Breezy Waterbottle, (1) Breezy Towel, (1) Color Changing Breezy Swimsuit (available for both men/women.) + 25% Lifetime Discount.

Tier 5 | $5,000

One (1) Breezy Beach Bundle which includes (1) Breezy Hat, (1) Breezy Waterbottle, (1) Breezy Towel, (1) Color Changing Breezy Swimsuit (available for both men/women.) + 30% Lifetime Discount + 5% Bonus Shares.

Tier 6 | $15,000

Two (2) Round Trip Flights to Miami + 2 Night Stay at a 4+ Star Hotel on Miami Beach + (1) Meet & Greet Dinner with the Founders + One (1) Breezy Beach Bundle which includes (1) Breezy Hat, (1) Breezy Waterbottle, (1) Breezy Towel, (1) Color Changing Breezy Swimsuit (available for both men/women.) + 30% Lifetime Discount + 10% Bonus Shares.

Tier 7 | $25,000

Two (2) Round Trip Flights to Miami + Two (2) Tickets to Miami Swim Week 2022 + 2 Night Stay at a 4+ Star Hotel on Miami Beach + (1) Meet & Greet Dinner with the Founders + One (1) Breezy Beach Bundle which includes (1) Breezy Hat, (1) Breezy Waterbottle, (1) Breezy Towel, (1) Color Changing Breezy Swimsuit (available for both men/women.) + Work with our designers to design and create your very own swimsuit + 40% Lifetime Discount + 15% Bonus Shares.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Breezy Swimwear Inc.. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of non-voting common stock at $2/share, you will receive and own 110 shares for $200. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Breezy Swimwear Inc. is a Direct-to-consumer company (DTC) that specializes in quality products that are both stylish and affordable. Breezy provides curated selections of lifestyle products highly influenced by the latest trends and our community. In addtion, Breezy offers access to a members only community and product page.

Breezy makes money in 2 ways.

1. By selling one-time products directly to the consumer through our e-commerce site. This is how non-members can purchase from us.

2. By enrolling new members and collecting monthly membership fees.

We currently utilize third party manufactoring to make our products and then internally warehouse and fulfill orders using our scalable process. Our target customers are females between the ages of 16-34.

Breezy believes females should feel confident in all swimwear, regardless of age or body shape. That's why at Breezy we're committed to curating products that cater to every body type. We carry sizes S-5XL with a variety of trendy styles to select from. Everything we provide is influenced by our millennial generation, from social media, popular culture, to the latest trends. Allowing experts at Breezy to curate the perfect products for women worldwide.

Breezy Swimwear was originally incorporated in 2018 as a Florida corporation. In 2020, the company converted to a Delaware corporation.

Competitors and Industry

Breezy Swimwear Inc. is competing in the $29 billion dollar swimwear industry. The competitive landscape is broken into two distinct segments, high-end luxury and affordable trendy. The current dominant players include but are not limited to: Summer Salt, Andie Swim, Target, and Shein. Both Summer Salt and Andie Swim are venture backed startups who are aiming to solve the problem of finding the right fitting swimsuit. Both companies sell their products at a much higher price point than Breezy and have a much older target customer with a higher disposable income. Both Summer Salt and Andie Swim would fall into the high-end luxury segment and are after a different segment of the addressable market than Breezy. Furthermore, Shien and Target fall into the affordable trendy segment and are both key players. According to Target and The NPD Group, Target has been the No. 1 men’s and women’s swimwear retailer in the U.S., based on sales, above both mass and specialty retailers, since 2015. Shien on the other hand sells very affordable swimwear through their e-commerce site but suffers from long shipping times from China and a lack of community with their customers. Breezy falls into the affordable trendy segment and it's core differentiator and competitive advantage lies in it's tech driven membership model coupled with an engaged community of brand advocates.

Current Stage and Roadmap

Breezy Swimwear Inc. has found product market fit and has been generating revenue since it launched in 2018. The company currently has over 40,000 customers worldwide and cumulative revenue of $2.1 million. Breezy is coming off it's best year yet with revenue up 37% from 2019 despite the covid-19 global pandemic.

We are currently in the process of ramping up digital marketing spend across various social media platforms and are establishing a new team of marketing experts to enable us to scale effectively on each platform. In addition, we have plans in Q4 of 2021 to begin development of our incentive based social actions rewards system for our members. Essentially, this would allow our members to earn points for different social actions we prompt them to perform. For example, a member can earn 100 points for liking our last instagram post or watching a new product video we just released. Those are just two examples but we have mapped out dozens of other possible social actions scenarios members can perform. Upon reaching certain milestones with the points they've earned, members would then be allowed to redeem their points for product credits within their account. What this does is increase member engagement by keeping them incentives and thus leads to better member retention rates.

The Team

Officers and Directors

Name: Kristofer Izquierdo

Kristofer Izquierdo's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  Dates of Service: May 18, 2018 - Present
  Responsibilities: As CEO Kristofer has a base salary of $42,000/year. His primary responsibilities involve creating and implementing growth strategies and managing the overall operations and resources of the company.

Name: Tanya Barahona

Tanya Barahona's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Brand Officer
  Dates of Service: May 18, 2018 - Present
  Responsibilities: As CBO Tanya has a base salary of $36,000/year. Her primary responsibilities include the buying & merchandising of the products, operations, and branding.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be

resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the swimwear industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current

business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with No Voting Rights
The common stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. In addition, in the event that any provision of the DGCL permits the holders of the Company's Non-Voting Common Stock to vote on any matter, each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO") as their voting proxy. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have

much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right

positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Breezy Swimwear INC or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Breezy Swimwear INC could harm our reputation and materially negatively impact our financial condition and business.

The majority shareholders are engaged in a personal relationship which may affect the business.

The Company's CEO, Kristofer Izquierdo and Chief Branding Officer, Tanya Barahona operate as officers and majority owners of the company and are also involved in a personal relationship. Changes in the nature of the personal relationship could potentially result in adverse effects to the business.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Kristofer Izquierdo	1,800,000	Common Stock	60.0
Tanya Barahona	1,200,000	Common Stock	40.0

The Company's Securities

The Company has authorized Common Stock, and Non-Voting Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 535,000 of Non-Voting Common Stock.

Common Stock

The amount of security authorized is 6,000,000 with a total of 3,000,000 outstanding.

Voting Rights

Except as otherwise required by law or the Certificate of Incorporation, as amended, the holders of the Voting Common Stock shall possess exclusively all voting power, and each holder of Voting Common Stock shall have one (1) vote in respect of each share held by it of record on the books of the Corporation for the election of Directors and on all matters submitted to a vote of shareholders of the Corporation.

Material Rights

There are no material rights associated with Common Stock.

Non-Voting Common Stock

The amount of security authorized is 4,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Non-Voting Common Stock.

Material Rights

Voting Rights of Securities Sold in this Offering.

Voting Proxy. In the event that any provision of the DGCL permits the holders of the Company's Non-Voting Common Stock to vote on any matter, each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

The total number of shares which the Corporation shall have authority to issue is 10,000,000, consisting of (i) 10,000,000 shares of Common Stock (the "Common Stock"), par value $0.0001 per share, of which 6,000,000 are designated as Voting Common Stock ("Voting Common Stock"), and 4,000,000 are designated as Non-Voting Common Stock ("Non-Voting Common Stock"). The rights, preferences, powers, privileges, and the restrictions, qualifications and limitations of the Non-Voting Common Stock are identical with those of the Voting Common Stock other than in respect of voting and conversion rights as set forth herein, and for all purposes under this Certificate of Incorporation, the Voting Common Stock and Non-Voting Common Stock shall together constitute a single class of shares of the capital stock of the Corporation.

What it means to be a minority holder

As a minority holder of common stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

The Company has not had any recent offering of securities in the last three years.

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2020 compared to year ended December 31, 2019

Revenue

Revenue for fiscal year 2020 was $837,618.00, a 37% increase compared to fiscal year 2019 where revenue was $609,285.00. The increase in revenue comes as a result of more effective and increased digital marketing spend in 2020. In addition, in 2020 we added 10,513 new members, an increase of 3,752 when compared to 6,761 in 2019 .

Cost of sales

Cost of sales in 2020 was $143,317.00, a decrease of approximately $53,146, from costs of $196,463.00 in fiscal year 2019. The reduction was largely due to an increase in new members joining and not immediately redeeming their credits in exchange for products.

Gross margins

2020 gross profit increased by $281,479 over 2019 gross profit and gross margins as a percentage of revenues increased from 67.7% in 2019 to 82.8% in 2020. This improved performance was caused by an increase in higher-margin direct-to-consumer sales along with an increase in new members joining and not immediately redeeming their credits in exchange for products.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services, and photoshoots. Expenses in 2020 increased $332,362 from 2019. Approximately $200,000 of this increase was due to increased compensation and benefits costs. The Company hired 2 senior level advisors in 2020, along with an independent marketing agency and 1 customer service agent.

Historical results and cash flows:

Historically our largest expense has been marketing & sales and we don't foresee that changing any time soon. Spending on acquiring new customers will be pivotal to our growth and we will continue to do so as long as we can maintain a healthy customer acquisition cost in direct comparison to the lifetime value of the customer.

In addition, we historically and frequently mark items down as much as 50% in order to move products quicker and generate cash when needed. Historically we hold on average $25,000 in inventory throughout the year in our Miami warehouse. Inventory is at times financed using our line of credit and payment is due upon receipt from our suppliers. In order to improve our operating cash flow, negotiating better payment terms with our suppliers will be key and is something we are currently working on.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The company currently has an American Express credit card with current charge limits around $65,000 per month however charge limits can increase as we scale. In addition, we have approximately $115,000 in retail value of inventory on hand that is paid off. Furthermore, our cash on hand is currently sitting at $20,500.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The company can continue to operate without these funds as they are not deemed critical to continue operating. However the funds are critical in order to accelerate our growth, gain significant market share, and continue with our expansion plans.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The crowdfunding campaign will make up the majority of our liquid cash on hand if successful but it is not critical to the viability of our business moving forward.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

We will be able to operate indefinitely if we raise the minimum with this campaign. This is based on our historic marketing & operating expenses that can be scaled up or down as we have found the right balance between growth and profitability.

How long will you be able to operate the company if you raise your maximum funding goal?

We will be able to operate indefinitely if we raise the maximum with this campaign.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We have applied for the EIDL SBA loan increase back in April of 2021 and are eligible to receive $350,000 in funding based on our historic financials. This loan is currently being reviewed by the SBA and is in pending funding status.

Indebtedness

- **Creditor:** SBA
  Amount Owed: $153,900.00
  Interest Rate: 3.75%
  Maturity Date: June 24, 2021

- **Creditor:** SBA
  Amount Owed: $14,257.00
  Interest Rate: 1.0%
  Maturity Date: April 15, 2022
  We will be applying for loan forgives when it becomes available to us. This loan will not have to be paid back because of the SBA's & the covid-19 relief program.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $6,000,000.00

Valuation Details:

The company determined its pre-money valuation based on an analysis of multiple factors. First, the company evaluated our exsisting customer base and total revenue to date. Over the past two years the company has achieved approximately $1.4M in revenue. Second, the company evaluated our intellectual property and proprietary credit based membership program. Third, the company took into consideration our tangible and intangible assets we have on hand in our brand.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) the company does not have any preferred stock; (ii) the company does not have any outstanding options, warrants, and other securities with a right to acquire shares are exercised. The Company set its valuation internally, without a formal-third party independent evaluation.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  55.0%
  Digital marketing will make up the majority of our marketing spend. We have historically found to have a favorable customer acquisition cost through our

social and digital marketing efforts.

- *Company Employment*
  25.0%
  Building a great company requires the right mix of talented people. We estimate that 25% of the money we raise will be used for hiring and building the right team.

- *Inventory*
  10.0%
  Having inventory on hand is a key part of our business. We estimate 10% of the money we raise to go towards purchasing inventory.

- *Working Capital*
  6.5%
  Having working capital on hand in the event a new opportunity arises is key for our business. We estimate 6.5% of the money we raise to go towards working capital.

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  55.0%
  Digital marketing will make up the majority of our marketing spend. We have historically found to have a favorable customer acquisition cost through our social and digital marketing efforts.

- *Company Employment*
  25.0%
  Building a great company requires the right mix of talented people. We estimate that 25% of the money we raise will be used for hiring and building the right team.

- *Inventory*
  10.0%
  Having inventory on hand is a key part of our business. We estimate 10% of the money we raise to go towards purchasing inventory.

- *Working Capital*
  6.5%
  Having working capital on hand in the event a new opportunity arises is key for our business. We estimate 6.5% of the money we raise to go towards working capital.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.breezyswimwear.com (Footer of the site with tab labeled "investor relations").

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/breezy-swimwear

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Breezy Swimwear Inc.

[See attached]

BREEZY SWIMWEAR INC.

(a Delaware corporation)

Unaudited Financial Statements

For the calendar years ended December 31, 2020 and 2019

IndigoSpire
CPAs & ADVISORS

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

June 22, 2021

To: Board of Directors, BREEZY SWIMWEAR INC.

Re: 2020-2019 Financial Statement Review

We have reviewed the accompanying financial statements of BREEZY SWIMWEAR INC. (the "Company"), which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations, changes in stockholders' equity/deficit and cash flows for the calendar year periods thus ended, and the related notes to the financial statements.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in the Notes and Additional Disclosures, certain conditions indicate there is substantial doubt as to whether the Company may continue as a going concern. The accompanying financial statements do not include any adjustments which might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO

BREEZY SWIMWEAR INC.
BALANCE SHEET
As of December 31, 2020 and 2019
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

ASSETS		**2020**		**2019**
Current Assets				
Cash and cash equivalents	$	8,707	$	11,129
Inventory		35,588		9,380
Other current assets		3,137		0
Total current assets		47,431		20,509
Fixed assets, net		0		0
Security deposits		3,617		3,617
Total Assets	$	51,048	$	24,126
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current Liabilities				
Accounts and credit cards payable	$	136,826	$	137,325
Loans payable		4,352		42,762
Other current liabilities		6,579		4,136
Total Current Liabilities		147,757		184,223
PPP loan payable		14,257		0
Loans payable		183,900		0
Total Liabilities		345,914		184,223
SHAREHOLDERS' EQUITY				
Common stock (10,000,000 shares authorized, 3,000,000 and 3,000,000 shares issued and outstanding as of December 31, 2020 and 2019, respectively)		21,100		16,600
Retained deficit, less distributions		(315,965)		(176,697)
Total Shareholders' Equity		(294,865)		(160,097)
Total Liabilities and Shareholders' Equity	$	51,048	$	24,126

BREEZY SWIMWEAR INC.
STATEMENT OF OPERATIONS
For Years Ending December 31, 2020 and 2019
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	2020	2019
Revenues, net	$ 837,618	$ 609,285
Cost of goods sold	143,317	196,463
Gross profit	694,301	412,822
Operating expenses		
Marketing	302,060	288,565
Other general and administrative	508,774	189,907
Total operating expenses	810,834	478,472
Net Operating Income (Loss)	(116,533)	(65,650)
Other income (expense)	(4,592)	(759)
Interest (expense)	(6,218)	(13,263)
Tax (provision) benefit	–	–
Net Income (Loss)	$ (127,343)	$ (79,672)

BREEZY SWIMWEAR INC.
STATEMENT OF CHANGES TO SHAREHOLDERS' EQUITY
For Years Ending December 31, 2020 and 2019
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	Common Stock	Retained Deficit	Total Shareholders' Equity
Balance as of January 1, 2019	**$ 0**	**$ (6,048)**	**$ (6,048)**
Capital contributions, less distributions	16,600	(90,977)	(10,219)
Net Income (Loss)		(79,672)	(163,761)
Balance as of December 31, 2019	**$ 16,600**	**$ (176,697)**	**$ (160,097)**
Capital contributions, less distributions	4,500	(11,925)	(31,777)
Net Income (Loss)		(127,343)	(51,254)
Balance as of December 31, 2020	**$ 21,100**	**$ (315,965)**	**$ (294,865)**

BREEZY SWIMWEAR INC.
STATEMENT OF CASH FLOWS
For Years Ending December 31, 2020 and 2019
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	2020	2019
Operating Activities		
Net Income (Loss)	$ (127,343)	$ (79,672)
Adjustments to reconcile net income (loss)		
to net cash provided by operations:		
Changes in operating asset and liabilities:		
(Increase) Decrease in inventory	(26,208)	9,384
(Increase) Decrease in other current assets	(3,137)	0
Increase (Decrease) in accounts and credit cards payable	(499)	108,933
Increase (Decrease) in other current liabilities	2,443	4,136
Net cash used in operating activities	(154,744)	42,781
Investing Activities		
None	0	0
Net cash used in operating activities	0	0
Financing Activities		
Capital contributions, less distributions to shareholders	(7,425)	(74,377)
Proceeds from loans payable	159,747	36,255
Net change in cash from financing activities	152,322	(38,122)
Net change in cash and cash equivalents	(2,422)	4,659
Cash and cash equivalents at beginning of period	11,129	6,470
Cash and cash equivalents at end of period	$ 8,707	$ 11,129

BREEZY SWIMWEAR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
See Accountant's Review Report
AS OF DECEMBER 31, 2020 and 2019
(UNAUDITED)

NOTE 1 – NATURE OF OPERATIONS

BREEZY SWIMWEAR INC. (which may be referred to as the "Company", "we," "us," or "our") is a corporation formed under the laws of Florida on May 18, 2018. On May 6, 2020, the Company redomiciled to Delaware. The Company is a direct-to-consumer e-commerce swimwear company selling swimwear through its website.

Since inception, the Company has relied on obtaining loans and revenue from product sales to fund its operations. As of December 31, 2020, the Company had negative shareholders' capital and will likely incur additional losses prior to generating positive working capital. These matters raise substantial doubt about the Company's ability to continue as a going concern (see Note 3). The company is initiating a crowd funding campaign in 2021. The Company intends to fund its operations with funding from the crowdfunding campaign (see Note 9) and the receipt of funds from continuing revenue producing activities. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties
The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000 At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2020 and 2019, the Company had $8,707 and $11,129 of cash on hand, respectively.

Fixed Assets
Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to fifteen years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. As of December 31, 2020 and 2019, the Company had $0 and $0 of net fixed assets, respectively.

Fair Value Measurements
Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company earns revenues through the sale of its tangible products.

Accounts Receivable

The allowance for uncollectible accounts is evaluated on a regular basis by management and is based upon management's periodic review of the collectability of the receivables in light of historical experience, the nature and type of account, adverse situations that may affect the payor's ability to repay and prevailing economic conditions. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available. Accounts are deemed to be past due upon invoice due date.

Receivables deemed uncollectible are charged off against the allowance when management believes the assessment of the above factors will likely result in the inability to collect the past due accounts. The Company's standard terms and conditions with commercial accounts generally requires payment within 30 days of the invoice date, however, timing of payment of specific customers may be separately negotiated.

Advertising
The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements
In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2018 and incurred a cumulative loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 4 – DEBT

As of December 31, 2020, the Company's primary obligations relate to revenue sharing loans made to the Company totaling $4,352. Additionally, the Company obtained a small business loan totaling $153,900 with a 30 year maturity and a 3.75 percent interest rate per annum.

Also, the Company procured $14,257 of funding under the CARES Act of 2020 in Paycheck Protection Program loans ("PPP Loans") backed by the US Small Business Administration (the "SBA"). The PPP Loans are forgivable if the Company uses the funds in accordance with the SBA's regulations. The Company expects to meet those requirements and have the loan forgiven.

NOTE 5 – INCOME TAX PROVISION

The Company has filed or will timely file its corporate income tax return for the period ended December 31, 2020 and 2019. The income tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company incurred a loss during the period from inception through December 31, 2020 and carries a federal net operating loss that can be used to offset future corporate taxable income (to extent allowed by law).

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Litigation
The Company, from time to time, may be involved with lawsuits arising in the ordinary course of business. In the opinion of the Company's management, any liability resulting from such litigation would not be material in relation to the Company's consolidated financial position, results of operations and cash flows. The Company is not currently aware of any threatened or pending litigation against the Company.

NOTE 7 – EQUITY

The Company is a corporation and has authorized, under Delaware law, the issuance of up to 10,000,000 shares of common stock. The Company does not have any additional classes of stock.

NOTE 8 – RELATED PARTY TRANSACTIONS

The Company is not aware of any related-party transactions outside the normal scope of business.

NOTE 9 – SUBSEQUENT EVENTS

Crowdfunded Offering
In 2021, the Company intends to offer securities in a securities offering expected to be exempt from registration under Regulation CF. The offering campaign will be made through StartEngine, a FINRA approved Regulation CF funding portal.

COVID-19 Related Actions
On March 10, 2020, the World Health Organization declared the coronavirus outbreak ("COVID19") to be a pandemic. The outbreak is negatively impacting businesses across a range of industries. The extent of the impact of COVID-19 on the Company's operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, impact on the Company's customers, employees and vendors, all of which are uncertain and cannot be predicted. Therefore, the extent to which COVID-19 may impact the Company's financial condition or results of operations in the future is uncertain.

Management's Evaluation
Management has evaluated subsequent events through June 22, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

Breezy Swimwear

Swimwear


BREEZY SWIM
Every body is a bikini body

Website | Miami, FL | CONSUMER PRODUCTS

Breezy was launched in 2018 by two passionate Miami entrepreneurs looking to disrupt the billion-dollar swimwear industry. Breezy Swimwear is now a high-growth e-commerce company with a focus on curated stylish, and affordable swimwear products. Breezy's total revenue has surpassed $2.1 million and offers a unique membership option unlike others in the space.

$0.00 raised

0 Investors	$6M Valuation
$2.00 Price per Share	$100.00 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- The size of the current global swimwear market is $23 billion and projected to be over $29 billion by 2025.
- $2.1 million in cumulative sales over the last 3 years & we believe profitability in our first year proves execution ability. In addition, we have signed to trade on the StartEngine secondary in order to provide liquidity to our investors.
- High 82% gross margins & predictable revenue through our monthly recurring membership model.

OVERVIEW

Swimwear for Everybody

Women should feel confident in swimwear - regardless of body, age or shape. That's why at Breezy, we are committed to curating products that cater to every body type - making it affordable to all while creating an engaging community along the way.



We believe every body is a bikini body

Its more than just swimwear, it's female empowerment, acceptance, & support.

At Breezy, we provide...

- **Curated** selections of lifestyle products highly influenced by the latest trends & our community.
- **Quality** products that are both stylish & affordable.
- **Access** to a members only community and product page.



THE PROBLEM

Great Swimwear is Hard to Come By

Stylish, affordable, and high-quality swimwear products are difficult to find.

Not to mention, products that are stylish and high quality are not always affordable.

Lastly - fashion brings people together, and current online e-commerce sites are purely transactional, lacking the community aspects.



1. ***Its a pain to find great swimwear, especially if you're not a size 0.***

2. ***If you do find a swimsuit, the price is astronomical -- $150+ per piece?!?***



3. ***When you buy a swimsuit in store, your friends are there to hype you up. Online retailers lack an encouraging community.***

THE SOLUTION

Members Community

Breezy solves this problem by offering a unique monthly membership option which allows its members to save over 70% on the latest swimwear products.



Breezy Swimwear makes it possible to

Embrace every curve of your bikini body without spending every penny in your wallet

Members gain access to an exclusive ‘members only’ product page - where new, curated products are constantly being added based on the feedback of our community members.


Breezy Members
INCLUSIVE BEACHWEAR

THE MARKET

We Have Quite the Advantage

A growing consumer interest in swimming, and a rising rate of vacations to various beaches and islands have fueled the demand for swimwear - propelling the growth of the market.

The size of the current global swimwear market is **$23 billion** and projected to be over **$29 billion** by 2025. And, the women segment held the largest market share in 2018, and is projected to expand at a CAGR of **6.6%** over the forecast period.


Global Swimwear Market
$23B
$29B
2021
2025

It's easy to see that demand for swimwear is increasing among women. Emerging trends such as bold colors, geometric prints, asymmetric designs, and classic yet modern shapes are also driving the demand for swimwear.

This creates a sense of urgency for retailers to update swimwear and beachwear regularly, without any delay. And with swimming considered as one of the most popular fitness and recreational activities as well, we are paving a roadmap for the purchase of swimwear products in large numbers.


Women's segment of the global swimwear market is expanding at 6.6% CAGR.

Here's how our growth strategy comes into play:

The Breezy Growth Flywheel


1
Ad
2 Apply
3
Acceptance
4
Enrollment
5
Credits
6
Promote
7
Acquire
BREEZY SWIM

1. **Ad:** Prospects are served ads on social media to apply to join our membership
2. **Apply:** They are directed into our messenger bot for a conversational application process
3. **Acceptance:** Within 15 minutes they receive an acceptance message right on their phone
4. **Enrollment:** They are prompted to the members enrollment page to select a membership tier
5. **Credits:** Upon enrollment members receive credits in their account. Credits are then redeemed for exclusive products
6. **Promote:** Members create a personal promo code that allows them to earn commissions when someone uses their code
7. **Acquire:** User generated content is acquired along with new customers

OUR TRACTION

Historic Financials Prove Execution Ability

Founders Kris & Tanya truly bootstrapped Breezy - Starting with just **$300 in 2018 and turning it into $2.1 million** in cumulative sales in 3 years.

Now, Breezy has reached over 34 million people, and has amassed over 200K social media followers.


34 million
people reached by Breezy
200 thousand
social media followers
1 million
web visits in 2020
breezy.swim
1,909 Posts
193K Followers
1,260 Following
Breezy Swimwear
View Shop
Follow
Message
Contact

We had our best year in 2020 with revenue totaling **$837,000** - an increase of 37% from the previous year. Plus, Breezy had just over 1 million web visits in that same year.


Growth in 3 years
$535K
$609k
$837K
2018
2019
2020

Overall, Breezy has acquired over **40,000 customers** worldwide with 5,000 active members and has a **83% customer retention rate**.


40,000
customers worldwide
83%
customer retention rate

WHAT WE DO

Our Membership Creates and Delivers Value

We inspire a sense of community by offering a Breezy Membership.

Here's how it works:



How It Works



Select your membership

Start by selecting the perfect member package for you!



Set up your Breezy account

Shortly after you've completed your membership purchase, you will receive an email with instructions to activate your account.



Select your products

As a member, each month you will receive credits in your Breezy account to select exclusive products that are only available to our Members!

1 credit = 1 product of your choice - ranging from bikini tops, to bottoms, to various accessories. And any credits unused naturally roll over to next month.

Pretty easy, right? Now here are the perks...

Membership Perks

Members exclusive products, just pay a small shipping fee!

Chance to be featured on our social media

Receive monthly credits to redeem for Breezy merch

Going on vacation? Pause your membership at any time

Easy cancel at any time

Entered in all our exclusive giveaways


BREEZY SWIM

Our Products



Changes color when wet

With our ability to rapidly develop and test new products we are able to be at the forefront of innovation and design. The fabric in our newest line of swimsuits are treated with heat reactive microcapsules that cause the swimsuit to change color when it comes into contact with hot or cold water! When the swimsuit dries the original color returns.

Furthermore, at Breezy we are currently making strides to increase our product selection along with moving into different product categories for both men and women. We envision getting into at least 10 new product categories related to beachwear (ie. hats/sunglasses) and offering mens swimwear by 2022.

Our Technology


Mobile App
Introducing... Camileon
CAMILEON COLOR CHANGING BIKINI
ADD TO BAG

We are more than just an ordinary swimwear company. We are leveraging and continuing to build our tech in various ways and it's just another reason why we are different from our competitors. Here are 3 ways we are leveraging and building out our tech:

1.) Our mobile shopping which just launched for both iOS and Android in February of 2021 has 3,000+ downloads and we are just beginning to run paid ads to increase app downloads. Why is having a mobile shopping app important? Mobile shopping apps have shown to have a much better user experience and near instant load times. Because of this, it leads to a 3X improvement on conversion rates and 140% increase on average order value when compared to a mobile website. In addition, with our mobile shopping app we can instantly send out push notifications to those who have downloaded the app and market to them new offers. We are seeing a 10X open rate with our push notifications when compared to our email open rates, plus sending push notifications costs us $0 unlike email or SMS campaigns.

2.) Our proprietary members page & credits system. While we can't say exactly how we built this out. What we can say is two fold. (1.) We developed an algorithm to manage members' credits. (2.) We created a members only product page where all products have credit values assigned to them and are only available for purchase using credits.


Welcome Breezy Babes!
Here are this month's member only products which you can select from. Each month, we'll introduce new styles!
★ Buy More Credits Now
SUMMER ESSENTIALS
Colorful Soft Clay Necklace
$20.00
1 CREDIT
TRENDY HAIR CLIPS
$20.00
1 CREDIT
BREEZY BEADED PHONE CHAIN
$15.00
1 CREDIT
Reversible Cow Print Bucket Hat
$35.00
1 CREDIT

3.) Our incentive based social actions rewards system (Plans to start development in Q4 of 2021) Essentially, this would allow our members to earn points for different social actions we prompt them to perform. For example, a member can earn 100 points for liking our last instagram post or watching a new product video we just released. Those are just two examples, but we have mapped out dozens of other possible social actions scenarios members can perform. Upon reaching certain milestones with the points they've earned, members would then be allowed to redeem their points for product credits within their account. What this does is increase member engagement by keeping them incentives and thus leads to better member retention rates.

THE BUSINESS MODEL

Membership Margins that Drive Profitability

Breezy makes money in 2 ways.

1. By selling **one-time products** directly to the consumer through our e-commerce site. This is how non-members can purchase from us.
2. By enrolling new members and collecting **monthly membership fees**.

Membership Margins Drive Profitability

Subscription	$31.50
COGS	$7.50
Shipping	$3.20
Shipping Markup	$8
Gross Profit	$28.80

Though customer acquisition is both organic and through paid media, word of mouth seems to be where most of the lead generation comes from. Existing members, like influencers, post pictures of themselves in Breezy swimsuits on their social media.

Customers are retained through the subscription model with access to exclusive products and discounts. Furthermore, we have a high gross margin of **82%** with the membership, and an AOV of **$32.**

The average landed cost of 1 swimsuit is **$7** and retails for an average of **$42.**


82%
gross margin
with membership
$7
avg. landed
swimsuit cost
$42
av.g retail price

HOW WE ARE DIFFERENT

Quality and Style with a Competitive Advantage

The swimwear industry is fashion-sensitive, competitive, and highly fragmented.

What sets Breezy apart from its competitors is **two fold:**
1. Breezy has found the intersection point between quality, style, and price with its products.
2. Breezy offers a one of a kind membership for swimwear products that no other competitors offer.



Competitive Landscape


Trendy
Hunza
G
DOS GARDENIAS
Beach Bunny
EMMA PAKE
BREEZY SWIM
Luxury
Affordable
Frankies
Andie
SUMMERSALT.
BLACKBOUGH
FAE SWIM
ZAFUL
SHEIN
NOVA
CUPSHE
ROMWE
SAND CLOUD
Comfort

THE VISION

We Want to be the People's Swimwear

Our goal is simple: When you walk down a crowded beach in 7 years and ask someone where they purchased their swimsuit - they will reply with one word, Breezy.

The vision is to become a global leader in swimwear and apparel for all people. Anything a person would need for a fun day out on the water - Breezy will carry it at an affordable price.



OUR LEADERSHIP

Team Breezy



Kris Izquierdo
CO-FOUNDER



TANYA BARAHONA
CO-FOUNDER



GILLIAN ETTWEIN
OPERATIONS MANAGER



JUSTICE CHRISTIAN
SOCIAL MEDIA + CUSTOMER SERVICE COORDINATOR



ERIC KAU
ADVISOR

Kris Izquierdo (CEO) - A serial entrepreneur at heart, Kris started his first business at 8 selling light-up t-shirts at baseball stadiums. At Florida State University, he started multiple online businesses, earned both his certification as personal trainer and his Florida real estate license, and was named a Top 7 entrepreneur under the age of 30 in 2019 by Florida State University. In 2021 Kris made the inaugural Forbes Next 1,000 list which highlights rising stars in business & entrepreneurship. Kris focuses on marketing strategy in order to improve customer acquisition/retention and handles the financial planning at Breezy.


The News
Forbes
NEXT
1000
HONOREE
2021
A first-generation to Cuban parents, Miami-raised Izquierdo started his first business at 8 years old selling light up t-shirts at baseball stadiums. In 2018, straight out of college, he cofounded swimwear company Breezy Swimwear with $300. The company now services more than 30,000 customers.
KRIS IZQUIERDO
Co-Founder of Breezy Swimwear
FSU Alumni, Jim Moran College - 7 under 30 Speaker
2021 Forbes Next 1000 Honoree

Tanya Barahona (CBO) – Created the Breezy Swimwear brand with a focus on female empowerment and body positivity. She identified the large gap in body image awareness with existing fashion brands and the market opportunity associated with it. Tanya focuses on the buying/merchandising of the products, operations, and branding. She creates the look and feel of the brand and brings her creative vision to life at Breezy.

Eric Kau (Advisor) - Eric has a track record building and leading high performing e-commerce teams at companies like Amazon, Chewy and BoxyCharm where he is currently COO. At Chewy, he played a pivotal role growing revenue from $250M to $2.3B, and ultimately selling the company to Petsmart for a reported $3.3B. Most recently, Eric helped lead the 8 figure exit of subscription makeup company BoxyCharm as COO. He brings expertise in organizational development, operational efficiency, and strategic planning to BreezySwim's Board of Advisors.

WHY INVEST

We Stand Out on the Beach, and in the Market

We are entrepreneurs who possess the passion, commitment, & resilience needed to become a category leader and own the largest share of the swimwear market.

On top of that, we have tremendous traction with 2.1 million in revenue and have a proven scalable business model.

With our headquarters located in Miami, we have access to some of the best talent around the world, as the city strives to become the next tech capital.

At the end of the day - female empowerment is all about making our products accessible to everyone, which is why we offer affordable pricing.

Join us in our mission towards making beautiful swimwear with a perfect price range and great quality, because what else could you ask for?


Huge profit margins and body positivity?
Now thats a dynamic duo.

In the Press

businesswire Forbes

SHOW MORE

Meet Our Team

Offering Summary

Company	Breezy Swimwear Inc.
Corporate Address	8762 SW 133rd ST., Miami, FL 33176
Offering Minimum	$10,000.00
Offering Maximum	$1,070,000.00
Minimum Investment Amount (per investor)	$100.00

Terms

Offering Type : Equity

Security Name : Non-Voting Common Stock

Minimum Number of Shares Offered : 5,000

Maximum Number of Shares Offered : 535,000

Price per Share : $2.00

Pre-Money Valuation : $6,000,000.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time-Based:

Friends and Family Early Birds

Invest within the first 72 hours and receive additional 15% bonus shares.

Super Early Bird Bonus

Invest within the next two weeks (after first 72 hours) and receive an additional 10% bonus shares.

Early Bird Bonus

Invest within the following two weeks (after completion of Super Early Bird) and receive an additional 5% bonus shares.

Amount-Based:

Tier 1 | $150

One (1) Breezy Color Changing Swimsuit (available for both men/women.)

Tier 2| $500

One (1) Breezy Color Changing Swimsuit + (1) Breezy Beach Towel + 10% Lifetime Discount (available for both men/women.)

Tier 3 | $1,000

One (1) Breezy Beach Bundle which includes (1) Breezy Hat, (1) Breezy Waterbottle, (1) Breezy Towel, (1) Color Changing Breezy Swimsuit (available for both men/women.) + 15% Lifetime Discount.

Tier 4 | $2,500

One (1) Breezy Beach Bundle which includes (1) Breezy Hat, (1) Breezy Waterbottle, (1) Breezy Towel, (1) Color Changing Breezy Swimsuit (available for both men/women.) + 25% Lifetime Discount.

Tier 5 | $5,000

One (1) Breezy Beach Bundle which includes (1) Breezy Hat, (1) Breezy Waterbottle, (1) Breezy Towel, (1) Color Changing Breezy Swimsuit (available for both men/women.) + 30% Lifetime Discount + 5% Bonus Shares.

Tier 6 | $15,000

Two (2) Round Trip Flights to Miami + 2 Night Stay at a 4+ Star Hotel on Miami Beach + (1) Meet & Greet Dinner with the Founders + One (1) Breezy Beach Bundle which includes (1) Breezy Hat, (1) Breezy Waterbottle, (1) Breezy Towel, (1) Color Changing Breezy Swimsuit (available for both men/women.) + 30% Lifetime Discount + 10% Bonus Shares.

Tier 7 | $25,000

Two (2) Round Trip Flights to Miami + Two (2) Tickets to Miami Swim Week 2022 + 2 Night Stay at a 4+ Star Hotel on Miami Beach + (1) Meet & Greet Dinner with the Founders + One (1) Breezy Beach Bundle which includes (1) Breezy Hat, (1) Breezy Waterbottle, (1) Breezy Towel, (1) Color Changing Breezy Swimsuit (available for both men/women.) + Work with our designers to design and create your very own swimsuit + 40% Lifetime Discount + 15% Bonus Shares.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Breezy Swimwear Inc.. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of non-voting common stock at $2/share, you will receive and own 110 shares for $200. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Inter company debt or back payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Hi I'm Tanya and I'm Kris & we are the co-founders of Breezy Swimwear, a high-growth e-commerce company with a focus on stylish, affordable, and quality swimwear products.

Kris: We launched Breezy in 2018 with only $300 and turned it into $2.1 million in cumulative sales in 3 years and we even turned a profit in our very first year.

Tanya: So why swimwear you ask?

As a swimsuit enthusiast myself I couldn't find swimwear that was stylish, affordable, of great quality, and all inclusive, so we set out to solve this problem.

Tanya: We do this by offering a unique monthly membership option which allows our community of members to save over 70% on the latest swimwear products.

Tanya: Here is how it works: Start off by picking one of our 3 membership tiers. Each month you're subscribed you'll receive credits in your Breezy membership account which can then be redeemed for Breezy merchandise ranging from swimwear to accessories. As a member you get access to a members only product page where you'll see credit values assigned to each Breezy product. You even have the option to purchase additional credits in case you see something you love but don't have any credits left! If you don't end up using your credits, don't worry they roll over to next month!

Kris: With the size of the current global swimwear market at $23 billion and the womens segment holding the largest share of the market there's a big opportunity here. In addition swimming is considered one of the most popular fitness and recreational activities. As a result the demand for swimwear is on the rise and by 2025 the swimwear market is projected to be worth over 29B.

Tanya: Our traction speaks for itself. With over 40K customers worldwide, 200K on social media and just over 1 million web visits in 2020 alone. We are making strides to become one of the dominant players in the space.

Kris: Our business model is simple and we make money in 2 ways. By selling one-time products directly to the consumer through our e-commerce site. This is how non-members can purchase from us & by enrolling new members and collecting monthly membership fees. In addition, we benefit from having a high gross margin of 82% with our memberships & one-time product sales. Furthermore, while most swimwear companies focus internally on designing their products, we choose to outsource our design & manufacturing. This allows us to cycle through styles & products much quicker and maintain focus on our core competencies which are marketing & sales.

Tanya: What really sets us apart from others in the space is that we have found the intersection point between quality, style, and price with our products. In addition, our competitive advantage is our one of a kind membership for swimwear products which no other competitors offer, coupled with our ability to market and acquire new customers effectively.

Kris: Our vision is simple, to be the people's swimwear. When you walk down a crowded beach in 7 years and ask someone male or female where they purchased their swimsuit - they will reply with one word, Breezy.

During my time as CEO I have been named a top 7 entrepreneur under the age of 30 by Florida State Uni. and most recently I made the inaugural forbes next 1,000 list which highlights some of the top rising stars in business. I am poised and confident our team possesses the right leadership capabilities to execute against our vision and we are only getting better. Now join us in our vision towards becoming the peoples swimwear and owning the largest share of this market.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
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target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

BREEZY SWIMWEAR INC.

(Pursuant to Sections 242 and 245 of the General Corporation Law of Delaware)

BREEZY SWIMWEAR INC., a corporation organized and existing and by virtue of the provisions of the General Corporation Law of the State of Delaware ("**DGCL**"),

DOES HEREBY CERTIFY:

That the name of this corporation is **BREEZY SWIMWEAR, INC.** and that this corporation was originally incorporated pursuant to the DGCL on May 6, 2020.

That the Board of Directors duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this Corporation, declaring said amendment and restatement to be advisable and in the best interests of this Corporation and its stockholders, and authoring the appropriate officers of this Corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement as follows:

That the Certificate of Incorporation of this Corporation be amended and restated in its entirety, as follows:

ARTICLE I

The name of the corporation is Breezy Swimwear Inc. ("**Corporation**").

ARTICLE II

The address of the Corporation's registered office in the State of Delaware is 16192 Coastal Highway, Lewes, Delaware 19958, County of Sussex. The name of its registered agent at such address is Harvard Business Services, Inc.

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

ARTICLE IV

A. Authorized Capital Stock.

The total number of shares which the Corporation shall have authority to issue is 10,000,000, consisting of (i) 10,000,000 shares of Common Stock (the "**Common Stock**"), par value $0.0001 per share, of which 6,000,000 are designated as Voting Common Stock ("**Voting Common Stock**"), and 4,000,000 are designated as Non-Voting Common Stock ("**Non-Voting Common Stock**"). The rights, preferences, powers, privileges, and the restrictions, qualifications and limitations of the Non-Voting Common Stock are identical with those of the Voting Common Stock other than in respect of voting and conversion rights as set forth herein, and for all purposes under this Certificate of Incorporation, the Voting Common Stock and Non-Voting Common Stock shall together constitute a single class of shares of the capital stock of the Corporation.

B. Common Stock.

(a) The Common Stock shall, subject to the other provisions of this Certificate of Incorporation, entitle the holders of Common Stock thereof to the following rights:

(1) Dividends: The holders of Common Stock may be entitled to receive dividends at such rate or rates, on such conditions and at such times as determined by the Board of Directors from time to time.

(2) Liquidation. In the event of any dissolution, liquidation or winding up of the Corporation, each holder of Common Stock shall be entitled to receive the greater of (i) their *pro rata* share of the net proceeds of such sale or liquidation; or (ii) the amount of their capital account balance at the time of such sale or liquidation. The rights of holders of Common Stock on return of assets on liquidation, dissolution or winding up will rank in priority below the rights of holders of any Preferred Stock in the Corporation then in issue having preferred rights on the return of capital, but above the rights of the holders of any Restricted Stock in the Corporation.

(3) Voting Rights.

i. *Voting Common Stock*. Except as otherwise required by law or this Certificate of Incorporation, the holders of the Voting Common Stock shall possess exclusively all voting power, and each holder of Voting Common Stock shall have one (1) vote in respect of each share held by it of record on the books of the Corporation for the election of Directors and on all matters submitted to a vote of shareholders of the Corporation.

ii. *Non-Voting Common Stock*. Except as otherwise required by law, shares of Non-Voting Common Stock shall be non-voting; provided that so long as any shares of Non-Voting Common Stock are outstanding, the Corporation shall not, without the written consent of a majority of the outstanding shares of Non-Voting Common Stock or the affirmative vote of holders of a majority of the outstanding shares of Non-Voting Common Stock at a meeting of the holders of Non-Voting Common Stock duly called for such purpose, amend, alter or repeal (by merger, consolidation, combination, reclassification or otherwise) its Certificate of Incorporation or bylaws so as to adversely affect (disproportionately relative to the Voting Common Stock) the preferences, rights or powers of the Non-Voting Common Stock.

ARTICLE V

In furtherance and not in limitation of the powers conferred by the state of Delaware:

(a) The management of the business and the conduct of the affairs of the Corporation shall be vested in its board of directors (the "**Board**"). The number of directors which shall constitute the whole Board shall be fixed by, or in the manner provided in, the Corporation's bylaws (the "**Bylaws**"). No election of Directors need be by written ballot unless the Bylaws shall so provide.

(b) The Board is expressly authorized to adopt, amend or repeal the Bylaws.

(c) Meetings of stockholders may be held within or without the state of Delaware, as the Bylaws may provide. The books of the Corporation may be kept (subject to any provision contained in applicable statutes) at such place within or without the state of Delaware as the Bylaws may provide or as may be designated from time to time by the Board.

ARTICLE VI

The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. Elections of Directors need not be by written ballot unless otherwise provided in the Bylaws of the Corporation.

ARTICLE VII

(A) To the fullest extent permitted by the General Corporation Law of Delaware, as the same exists or as may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.

(B) The Corporation shall indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, his testator or intestate was a director or officer of the Corporation or any predecessor of the Corporation, or serves or served at any other enterprise as a director or officer at the request of the Corporation or any predecessor to the Corporation.

(C) Neither any amendment nor repeal of this Article VII, nor the adoption of any provision of the Corporation's Certificate of Incorporation inconsistent with this Article VII, shall eliminate or reduce the effect of this Article VII in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this Article VII, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

ARTICLE VIII

(A) To the fullest extent permitted by the DGCL, as it presently exists or may hereafter be amended from time to time, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. Neither any amendment nor repeal of this Article, nor the adoption of any provision of the Corporation's Certificate of Incorporation inconsistent with this Article, shall eliminate or reduce the effect of this Article in respect of any matter occurring, or any cause of action, suit or proceeding accruing or arising or that, but for this Article, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

(B) Any repeal or modification of the foregoing provisions of this Article VIII by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

ARTICLE IX

From time to time any of the provisions of this Certificate of Incorporation may be amended, altered or repealed, and other provisions authorized by the laws of the state of Delaware at the time in force may be added or inserted in the manner and at the time prescribed by said laws, and all rights at any time conferred upon the stockholders of the Corporation by this certificate of incorporation are granted subject to the provisions of this Article IX.

ARTICLE X

The name and mailing address of the Incorporator is as follows:

Kristofer Izquierdo
12642 SW 78th St.
Miami, FL 33183

The powers of the incorporator are to terminate upon the filing of this Amended and Restated Certificate of Incorporation.

I, THE UNDERSIGNED, being the Chief Exeutive Officer of the Corporation, for the purpose of filing this Amended and Restated Certificate of Incorporation pursuant to the DGCL, do make this certificate, hereby declaring and certifying that this is my act and deed and the facts herein stated are true, and accordingly have hereunto set my hand this 18th day of June 2021.

Kristofer Izquierdo
By: Kristofer Izquierdo (Jun 22, 2021 19:32 EDT)
Kristofer Izquierdo, CEO/Incorporator